

October 26, 2010

Phillip W. Oldridge
Principal Executive Officer
Greentech Transportation Industries Inc.
7000 Merrill Avenue, Suite 31
Chino, CA  91710

>    **Re:    Greentech Transportation Industries Inc.**
>    **Amendment No. 2 to Registration Statement on Form S-1**
>    **Filed September 7, 2010**
>    **File No. 333-169251**

Dear Mr. Oldridge:

We have reviewed your responses to the comments in our letter dated October 4, 2010 and have the following additional comments.  All page numbers below correspond to the marked version of your filing.

General

1. In light of your revised disclosure that you are a "distribution channel for reputable Chinese bus companies," please revise to reconcile such disclosure with your references throughout to "our products."

2. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

3. A currently dated accountant's consent should be included as an exhibit to any future amendments to the filing.

Prospectus Summary, page 3

General Information About Our Company, page 3

4. We note your response to our prior comment 5 and reissue in part.  Revise here to provide a clear picture of your business at the time of effectiveness and, in particular, its anticipatory nature.  Since you do not appear to have commenced any of the steps in your business plan, all expectations should be clearly identified as such.

5. Please disclose that the implementation of your business plan is based in part on your ability to negotiate distribution agreements. Please also disclose that you currently have no such agreements and do not anticipate entering into any such agreements until after this offering. Similarly, please include a risk factor that you may not be able to secure these agreements which will impact your ability to execute your business plan.

6. Please clarify why you intend to do business with "reputable" Chinese bus companies. To the extent there are specific characteristics of these companies that are important to you or reasons to distinguish these companies from non-reputable Chinese bus companies, please revise to disclose.

Description of Our Business, page 14

Principle Products or Services and their Markets, page 14

7. We note your response to our prior comment 19 and reissue. Please revise to disclose in greater detail how you will generate revenues as a distribution channel for reputable Chinese bus companies. Your disclosure should address your expected distributorship arrangements, how revenue will be generated based on those arrangements, and how those arrangements are expected to interact with your strategy to pursue "low/sealed bid contracts."

Distribution Methods of the Products or Services, page 15

8. Please reconcile your statement that a "Chinese manufacturer will supply a prototype to the Company at no charge" with your statements on pages 15 and 16 that you are "currently working with manufacturers in China to secure Letters of Intent (LOI's) for exclusive distribution contracts" and that you "currently have no contracts in place with any manufacturers or suppliers." Alternatively, add anticipatory language regarding your expectations regarding the provision of a prototype at no charge. Please also revise your discussion of vehicle characteristics in the first paragraph of the "Principal Products or Services and their Markets" section accordingly.

Competition, Competitive Position in the Industry and Methods of Competition, page 15

9. We note your response to our prior comment 21 and reissue in part. Please disclose the nature of the relationships your directors have in the industry and with Chinese bus manufacturers.

<u>Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 16</u>

10. Please clarify your expected role as a "broker" which differs from your proposed business as a distribution channel for reputable Chinese bus companies. If acting as a broker is a separate business, revise throughout to provide a clear picture of this proposed business.

<u>Need for Any Government Approval of Principal Products or Services, page 16</u>

11. We note your response to our prior comment 24 and reissue in part. Please quantify the anticipated timing to become a "self certified approved entity."

<u>Management's Discussion and Analysis or Plan of Operation, page 19</u>

<u>Liquidity and Capital Resources, page 22</u>

12. We note your response to our prior comment 25 and reissue in part. We also note your disclosures on pages 20 and 21 that you expect your first Latin American and North American sales in April and September of 2011, respectfully, and that payments for initial orders could lag up to three months from order placement to product delivery and ultimate payment. Your liquidity disclosure, however, implies that substantially all of your cash needs will be met with the proceeds from this offering. Please revise to disclose in greater detail the long-term demands on liquidity that will accompany the implementation of your business plan. Discuss known demands, commitments, events or uncertainties that will impact or that are reasonably likely to impact your liquidity, the amount of long-term funding required, the expected sources of funding and the impact on the company if the funding cannot be obtained.

<u>Directors, Executive Officers, Promoters and Control Persons, page 23</u>

<u>Executive Biographies, page 24</u>

13. We note your response to our prior comment 26 and reissue. Please revise this section to include only the information required by Item 401 of Regulation S-K and to clearly disclose the positions held by each executive officer during the past five years only. If each person is not employed on a full time basis by you, describe other business activities in which they are concurrently engaged.

Financial Statements, page F-1

Notes to Financial Statements, page F-6

Note 5.  Related Party Transactions, page F-8

14. We note your disclosure on page 10 of the registration statement indicating that Ian McAvoy will continue to hold a controlling interest in the outstanding equity of the company after the completion of the offering.  In this regard, please revise the notes to the company's financial statements to disclose the existence of this control relationship.  Refer to the disclosure requirements outlined in ASC 850-10-50-3.

Undertakings, page II-4

15. We note your response to our prior comment 29 and reissue in part.  Please revise your undertakings language in paragraph (5) to match the language set forth in Item 512(a)(6) of Regulation S-K.

Exhibit 99.1, Subscription Agreement

16. We note your response to our prior comment 31 and reissue in part.  Please revise to remove representation paragraph b as this type of representation is not appropriate in a public offering such as this.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Law Offices of Gary L. Blum
    Fax: (213) 384-1035